Givemepower Corporation

370 Amapola Ave., # 200A

Torrance, California 90501

April 28, 2021

            Re:      Givemepower Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed April 26, 2021

File No. 333-252208

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 4 to Registration Statement on Form S-1

General

1.      We note your response to comment 1. Please update the narrative portion of the prospectus, including your Management’s Discussion and Analysis of Financial Condition and other sections, as appropriate. We note that the updated financials have been prepared by a new auditor. Please also update the Experts section of the prospectus and provide an auditor consent.

We have updated the narrative portion of the prospectus to include our Management’s Discussion and Analysis of Financial Condition and other sections necessarily.  We have also included the consent of our new auditor and an updated Attorney opinion.

Please contact me at blkbnknf@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Givemepower Corporation